Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115548
Prospectus Supplement dated August 15, 2007
(To Prospectus dated August 13, 2007 and filed on August 13, 2007 — File No. 333-115548)
NOVINT TECHNOLOGIES, INC.
PROSPECTUS
3,192,900 shares of Common Stock
     This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.
     This Prospectus Supplement supplements our prospectus dated August 13, 2007 with the following additions and changes:
1)	Update our prospectus dated August 13, 2007 with the attached following document:
a.	Financial Information for the quarterly period ended: June 30, 2007.
The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: June 30, 2007	A

ANNEX A
PART 1 — FINANCIAL INFORMATION
Item 1. Financial Statements
Novint Technologies, Inc.
BALANCE SHEET
(Unaudited)

June 30, 2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,178,256
Investment in marketable debt instruments, held-to-maturity	1,980,900
Accounts receivable	9,807
Prepaid expenses and other current assets	225,396
Inventory	11,924
Costs and estimated earnings in excess of billings on contracts	10,818
Deposit on purchase of inventory	252,457

Total current assets	7,669,558

PROPERTY AND EQUIPMENT, NET	348,645
SOFTWARE DEVELOPMENT COSTS, NET	589,320
INTANGIBLE ASSETS, NET	389,776

Total assets	$8,997,299

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$310,809
Accrued payroll related liabilities	113,807
Accrued expenses	512,433
Accrued expenses — related parties	16,960
Deferred revenue	21,746

Total current liabilities	975,755

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, authorized 150,000,000 shares, $0.01 par value; 31,345,100 shares issued and outstanding	313,452
Additional paid-in capital	23,988,936
Accumulated deficit	(16,276,239)
Accumulated other comprehensive income (loss)	(4,605)

Total stockholders’ equity	8,021,544

Total liabilities and stockholders’ equity	$8,997,299

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
STATEMENTS OF OPERATIONS
(Unaudited)

	For The Three Months Ended		For The Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue:
Project	$30,173	$44,494	$158,904	$81,350
Product	35,490	286	35,490	2,211

Total revenue	65,663	44,780	194,394	83,561

Cost of goods sold:
Project	16,254	37,888	123,735	63,567
Product	41,445	—	41,445	—

Total cost of goods sold	57,699	37,888	165,180	63,567

Gross profit	7,964	6,892	29,214	19,994

Operating expenses
Research and development	387,071	73,704	622,641	163,544
General and administrative	1,019,277	551,963	2,570,567	1,020,990
Depreciation and amortization	67,929	25,201	109,117	49,898
Sales and marketing	224,697	60,087	318,049	86,435

Total operating expenses	1,698,974	710,955	3,620,374	1,320,867

Loss from operations	(1,691,010)	(704,063)	(3,591,160)	(1,300,873)

Other (income) expense
Interest income	(79,913)	—	(107,548)	—
Interest expense	36	167,982	143,720	200,909

Net other expenses (income)	(79,877)	167,982	36,172	200,909

Net loss	(1,611,133)	(872,045)	(3,627,332)	(1,501,782)

Preferred stock accretion	—	—	—	(170,974)

Net loss available to common stockholders	$(1,611,133)	$(872,045)	$(3,627,332)	$(1,672,756)

Loss per share, basic and diluted:
Net loss	$(0.05)	$(0.05)	$(0.13)	$(0.09)

Net loss available to common stockholders	$(0.05)	$(0.05)	$(0.13)	$(0.10)

Weighted-average common shares outstanding, basic and diluted	30,817,996	17,150,198	27,105,868	16,316,950

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Six Months Ended June 30, 2007
(Unaudited)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	(Deficit)	(Loss)	Total

Balances, December 31, 2006	19,894,091	$198,942	$12,624,562	$(12,648,907)	$(4,605)	$169,992

Common stock sold for cash, net of offering costs of $424,364	10,080,000	100,800	9,554,836	—	—	9,655,636
Common stock issued related to exercise of options/warrants	428,621	4,286	128,350	—	—	132,636
Common stock issued to consultants for services	318,518	3,185	355,317	—	—	358,502
Common stock issued for repayment of notes payable	232,627	2,326	355,755	—	—	358,081
Common stock issued for settlement of accrued liabilities	282,536	2,825	324,694	—	—	327,519
Options vested for employees services	—	—	190,620	—	—	190,620
Options vested to consultants for services	—	—	445,889	—	—	445,889
Common stock issued for purchase of licenses	9,260	93	9,908	—	—	10,001
Common stock issued pursuant to previous investment agreements	99,447	995	(995)	—	—	—
Net loss	—	—	—	(3,627,332)	—	(3,627,332)

Balances, June 30, 2007	31,345,100	$313,452	$23,988,936	$(16,276,239)	$(4,605)	$8,021,544

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For The Six Months Ended
	June 30, 2007	June 30, 2006
Cash flows from (to) operating activities:
Net loss	$(3,627,332)	$(1,501,782)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	109,117	49,898
Common stock issued for services	358,502	38,500
Options issued to employees and consultants for services	636,509	379,978
Reprice of warrants previously granted in debt offering	—	155,748
Changes in operating assets and liabilities:
Accounts receivable	(9,807)	74,215
Prepaid expenses	(131,329)	(23,685)
Inventory	(11,924)	—
Deferred financing costs	—	(70,322)
Deposits	30,614	—
Accounts payable and accrued liabilities	252,408	277,311
Accrued expenses related party	(54,915)	—
Deferred revenue	21,746	—
Costs and estimated earnings in excess of billings on contracts, net	(10,818)	(23,402)
Billings in excess of costs and estimated earnings on contracts, net	(5,500)	(12,670)

Net cash (used in) operating activities	(2,442,729)	(656,211)

Cash flows from (to) investing activities:
Capital outlay for software development costs	(320,920)	—
Capital outlay for investment in marketable debt intruments	(1,980,900)	—
Purchase of licensing rights	(97,006)	—
Property and equipment acquisitions	(78,283)	(15,294)

Net cash provided by (used in) investing activities	(2,477,109)	(15,294)

Cash flows from (to) financing activities:
Proceeds from exercise of options	132,636	—
Proceeds from issuance of common stock	10,080,000	645,000
Offering costs	(370,010)	(14,500)
Proceeds from notes payable	—	340,000
Repayment of notes payable	—	(40,000)

Net cash provided by financing activities	9,842,626	930,500

Net increase (decrease) in cash and cash equivalents	4,922,788	258,995
Cash and cash equivalents at beginning of period	255,468	42,127

Cash and cash equivalents at end of period	$5,178,256	$301,122

Supplemental information:
Interest paid	$—	$—

Income taxes paid	$—	$—

Non-cash investing and financing activities:
Deferred financing cost recognized and netted against paid-in capital	$54,354	$—

Purchase of licenses with common stock	$10,001	$—

Payment of accrued research and development liabilities with common stock	$—	$465,000

Payment of notes payable and accrued interest with common stock	$358,081	$983,846

Payment of accrued liabilities with common stock	$327,519	$—

Fair value accretion on conditionally redeemable, convertible preferred stock	$—	$170,974

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006 (Unaudited)
NOTE 1 — BASIS OF PRESENTATION AND NATURE OF BUSINESS
Basis of Presentation
The unaudited financial statements have been prepared by Novint Technologies, Inc. (the “Company“or “Novint”), in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-QSB and Regulation S-B as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim financial statements should be read in conjunction with the audited financial statements and the notes thereto included on Form 10-KSB (as amended) for the period ended December 31, 2006. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. The results of the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007.
Reclassifications
Certain prior year amounts were reclassified to conform to the June 30, 2007 presentation.
Nature of Business
Novint Technologies, Inc. (the “Company” or “Novint”) was originally incorporated in the State of New Mexico in April 1999. On February 26, 2002, the Company changed its state of incorporation to Delaware by merging with Novint Technologies, Inc., a Delaware corporation. This merger was accounted for as a reorganization of the Company. The Company currently is engaged in the development and sale of haptics products and equipment, including installation services and support, to production and manufacturing companies in the United States. Haptics refers to one’s sense of touch. The Company is expanding into the consumer interactive computer gaming market, which is a substantial departure from its current business of offering product development services and limited sales of haptic technology. The Company’s operations are based in New Mexico with sales of its haptics products primarily to consumers through the Company’s website at www.novint.com.
Management’s Plans
As of June 30, 2007, the Company had total current assets of $7,669,558 and total current liabilities of $975,755, resulting in a working capital surplus of $6,698,703. As of June 30, 2007, the Company had cash totaling $5,178,256. During the six months ended June 30, 2007 as further discussed in Note 7, the Company raised approximately $9,788,000 from the sale of shares of common stock with warrants through an equity agreement and exercise of stock purchase warrants net of offering costs. This recent equity raised should allow the Company to further develop its haptics technology, and seek and develop strategic partnerships with game publishers and hardware manufacturers that will utilize the Company’s haptics technology. The Company believes that it has sufficient capital and existing equity financing arrangements, as a result of the equity raise, to sustain its operations beyond twelve months and execute its current business plans with respect to the haptics technology.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Software Development Costs
The Company accounts for its software development costs in accordance with Statement of Financial Accounting Standards (SFAS) Number 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. This statement requires that, once technological feasibility of a developing product has been established, all subsequent costs incurred in developing that product to a commercially acceptable level be capitalized and amortized ratably over the estimated life of the product, which is generally 5 years. The Company has capitalized software development costs in connection with its haptics technology beginning in 2005. Amortization is computed on the straight-line basis over the estimated life (5 years) of the haptics technology. As of June 30, 2007, the Company’s capitalized software development costs totaled $589,320 (net of $122,004 of accumulated amortization). The estimated annual amortization expense related to the capitalized software development cost is approximately $126,000 per year. Amortization expense for the six ended June 30, 2007 and 2006 totaled $34,548 and $707.
The Company follows Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires capitalization of certain costs incurred during the development of internal use software. Through June 30, 2007, capitalizable costs incurred have not been significant for any development projects. Accordingly, the Company has charged all costs to research and development expense in the periods incurred.
Investment in Marketable Debt Instruments
The Company has investments in marketable debt instruments comprising mainly of commercial grade bonds which are held to maturity. Investments held to maturity which mature within one year are classified as a current asset and those beyond twelve months will be classified as non-current assets.
Property and Equipment
Property and equipment are stated at cost. Depreciation on property and equipment is calculated on a straight-line depreciation method over the estimated useful lives of the assets, which range from 3 to 5 years for software and computer equipment, and 5 years for office equipment. Repairs and maintenance costs are expensed as incurred. Depreciation expense was $17,597 and $12,108 for the six months ended June 30, 2007 and 2006, respectively.
Intangible Assets
Intangible assets consist of licensing agreements of $599,001 and patents of $10,734, and are carried at cost less accumulated amortization of $219,959. Amortization is computed using the straight-line method over the economic life of the assets, which range between 3 and 12 years. For the six months ended June 30, 2007 and 2006, the Company recognized amortization expense of approximately $56,972 and $37,083, respectively, related to intangible assets.
Annual amortization of intangible assets remaining at June 30, 2007, is as follows:

Year Ended December 31,
2007	104,248
2008	120,500
2009	120,500
2010	42,028
2011 and after	2,500

Total	$389,776

Revenue and Cost Recognition
The Company recognizes revenue from the sale of software products under the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2 generally requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative vendor specific objective evidence of fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. Under SOP 97-2, if the determination of vendor specific objective evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence does exist or until all elements of the arrangement are delivered.

SOP 97-2 was amended in December 1998 by SOP 98-9, Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions. SOP 98-9 clarified what constitutes vendor specific objective evidence of fair value and introduced the concept of the “residual method” for allocating revenue to elements in a multiple element arrangement.
The Company’s revenue recognition policy is as follows:
Project revenue consists of programming services provided to unrelated parties under fixed-price contracts. Revenues from fixed price programming contracts are recognized in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Accounting Research Bulletin (ARB) 45, Long-Term Construction-Type Contracts, using the percentage-of-completion method, measured by the percentage of costs incurred to date compared with the total estimated costs for each contract. The Company accounts for these measurements in the accompanying balance sheets under costs and estimated earnings in excess of billings on contracts and billings in excess of costs and estimated earnings on contracts. Provisions for estimated losses on uncompleted contracts are made and recorded in the period in which the loss is identified.
Revenue from product sales relates to the sale of the Novint Falcon haptic interface, which is a human-computer user interface (the Falcon). The Falcon allows the user to experience a sense of touch by holding onto a grip (handle) that is attached to the Falcon. The Falcon is manufactured by an unrelated party and is shipped to Novint at which point it becomes inventory. It is then shipped directly to customers from Novint at which point it is recognized as revenue.
Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs, require amounts billed to a customer in a sales transaction related to shipping and handling, if any, to be classified and accounted for as revenues earned for the goods provided whereas shipping and handling costs incurred by a company are required to be classified as cost of sales. The Company’s costs associated with shipping product items to the Company’s customers are included in the Company’s Cost of Goods Sold. The Company does not charge a separate or additional fee for shipment to their customers, rather this fee is included in the price and, therefore, part of the Company’s product revenue.
EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, requires reimbursements received for out-of-pocket expenses incurred while providing services to be characterized in the statements of operations as revenue. The Company’s out-of-pocket expenses incurred in connection with their project revenues are recognized in revenues based on a computed overhead rate that is included in their project labor costs to derive a project price.
In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company recognizes its product sales on a gross basis. The Company is responsible for fulfillment, including the acceptability of the product ordered. The Company has risks and rewards of ownership such as the risk of loss for collection, delivery or returns. Title passes to the customer upon receipt of the product by the customer. In accordance with the Company’s agreement with its customer, further obligation is limited to the terms defined in its warranty.
The customers are provided a one year warranty from the Company. The manufacturer further provides a one year warranty to the Company for manufacturer defects. As of June 30, 2007 the Company has accrued $3,028 as warranty reserve.
Loss per Common Share
Statement of Financial Accounting Standards No. 128, Earnings Per Share, (SFAS 128) provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in the future. As of June 30, 2007 and 2006, the Company had a total of 26,245,724 and 11,484,763 in potentially dilutive securities, respectively.

Stock Option Plans
The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment (“SFAS No. 123R”), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.
The Company recognized $190,620 and $158,140 in share-based compensation expense for the six months ended June 30, 2007 and 2006, respectively. The fair value of the stock options was estimated using the Black-Scholes option pricing model. In calculating the fair value of options for stock based compensation for the six months ended June 30, 2007, the following assumptions were used: closing price of the common stock at the date of grant, risk-free rates ranged from 5.00% to 5.25%, volatility of the options ranged from 73% to 157%, estimated lives of 3 to 10 years and exercise prices ranged from $0.66 to $1.20 per share.
Research and Development
Research and development costs are expensed as incurred and amounted to $622,641 and $163,544 for the six months ended June 30, 2007 and 2006, respectively.
Recent Accounting Pronouncements
The Company has adopted all accounting pronouncements issued before June 30, 2007, which are applicable to the Company.
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the benefit of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 become effective as of the beginning of the 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of the provisions of FIN 48 did not have an impact on its financial condition or results of operations.
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which addresses how to quantify the effect of financial statement errors. The provisions of SAB 108 become effective as of the end of its 2007 fiscal year. The adoption of the provisions of SAB 108 did not have an impact on its financial condition or results of operations.
NOTE 3 — COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON CONTRACTS AND BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS ON CONTRACTS
Costs and estimated earnings in excess of billings on contracts consisted of the following at June 30, 2007:

Costs and estimated earnings incurred on uncompleted contracts	$104,080
Billings on uncompleted contracts	(93,262)

Costs and estimated earnings in excess of billings on uncompleted contracts	$10,818

Billings in excess of costs and estimated earnings on contracts consisted of the following at:

Billings on uncompleted contracts	$—
Costs and estimated earnings incurred on uncompleted contracts	—

Billings in excess of costs and estimated earnings on uncompleted contracts	$—

NOTE 4 — INTANGIBLE ASSETS
Intangible assets consisted of the following at June 30, 2007:

Licensing agreements	$599,001
Patent	10,734
Less accumulated amortization	(219,959)

$389,776

In April 2007, the Company entered into an Intellectual Property Acquisition Agreement to purchase certain intellectual property in consideration for $60,000 in cash and 200,000 shares of the Company’s common stock with an aggregate value of $302,000. As of June 30, 2007, the Company had not yet issued the 200,000 shares or paid the $60,000 and has recorded an accrual in the amount of $302,000. The intellectual property has been recorded within the licensing agreements and shall be amortized on a straight line basis over five years. The agreement provides for a provision in which the seller may earn an additional $15,000 in cash and 50,000 in common shares if the seller continues full time service with the Company as either an employee or consultant for at least one year, see Note 9 for additional discussion. The seller entered into an employment agreement with the Company in June 2007.
NOTE 5 — CONVERTIBLE NOTES PAYABLE
During 2005, the Company executed convertible promissory notes in the amount of $358,081 to Lunar Design for the costs incurred during 2005 associated with contracted research and development efforts. The promissory notes were non-interest bearing, past their maturity dates (maturity dates varied throughout 2006) and were due on demand. If the promissory notes were not paid in full in cash at the promissory notes’ maturity date, the Company was to convert the unpaid balance of the note into shares of the Company’s common stock at the price per share equal to the last sale price of the Company’s common stock on the maturity date, or on the last business day prior to the maturity date. Subsequent to the maturity dates, the Company negotiated with Lunar regarding conversion terms and during the quarter ended March 31, 2007, the Company converted the entire remaining balance totaling $358,081 of the promissory note balance into 232,627 shares of common stock and agreed to issue an additional 77,313 shares valued at $81,178 to cover a portion of $141,532 as settlement, which has been recorded as interest expense during the six months ended June 30, 2007.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
From time to time, in the normal course of business, the Company is subject to routine litigation incidental to its business. Although there can be no assurances as to the ultimate disposition of any such matters, it is the opinion of management, based upon the information available at this time, that there are no matters, individually or in the aggregate, that will have a material adverse effect on the results of operations and financial condition of the Company.
Effective May 1, 2006, the Company entered into negotiations for a consultant agreement with AF Double Eagle (“Consultant”) whereby Consultant will become a full time employee of the Company approximately 6 months after the effective date of the agreement. The Company and Consultant may transition to Consultant becoming a full time employee earlier upon mutual consent. In accordance with the agreement, Consultant will assist the Company in revenue generation, strategic partnering, strategic planning, funding process and general corporate operations.
Compensation arrangements to the consultant are as follows:
Cash compensation — The Company will pay Consultant $50,000 each quarter as compensation for these services.
Equity compensation — Subject to applicable laws, and the Company’s stock option plan, and consistent with the Company’s usual option grant terms, The Company will grant to Consultant options to purchase 1,413,933 shares of the Company’s common stock. The options shall have an exercise price of $1.00 per share, and shall be exercisable for 7 years from the date of grant. In May 2007, the Company increased the options from 1,413,933 to 1,613,933 which 200,000 is subject to Option Group B and 200,000 subject to Option Group C. The additional options for 400,000 shares have an exercise price of $1.02. The options for 1,413,933 shares were granted to Consultant on May 1, 2006, and the Company calculated the initial value of the options using the Black-Scholes model based on the following assumptions: a risk-free rate of 5.15%, volatility of 137%, estimated life of 10 years and a fair market value of $1.40 per share.
If the Company sells shares of its common stock in a sale or sales cumulating at least $3,000,000 net proceeds to the Company before May 1, 2007, and the average per share price of such sale or sales (the “Average Price”) is less than $1.00, then the Company shall issue additional options on substantially the same terms, such that the total number of options, including previous options plus newly issued options, times the Average Price equals $1,213,930.

The options shall initially be unvested. The Company, Consultant, and Foley anticipate that vesting of options will continue in connection with employment. If such employment is not entered for any or no reason, then any options unvested at the termination of this Agreement shall be forfeited to the Company.
Option Group A. Options equal to 5/7th’s of consultant’s total number of options shall vest monthly over five years, with the first such installment vesting June 1, 2006. If at any time the number of options vested shall be determined, the number vested according to the preceding monthly installment schedule shall be rounded to the nearest whole number of options. During the six months ended June 30, 2007, the Consultant vested options for 86,712 shares with a fair value of $57,920. As of June 30, 2007, the Consultant has total vested options for 201,927 shares.
Option Group B. Options equal to 1/7th of consultant’s total number of options shall vest on the close of a sale of equity in the Company to a Consultant Source totaling not less than $1,000,000 net proceeds to the Company, or on the vesting of Option Group C, whichever first occurs. A “Consultant Source” is a party that Consultant first introduces to the Company (i.e., the Company had no relationship with the party prior to Consultant’s introduction), and who purchases equity in the Company in a transaction in which Consultant actively participates in communications and negotiations, and who purchase equity in the Company prior to the termination of this Agreement. During the six months ended June 30, 2007, the Consultant earned and was granted all of the eligible options totaling 173,419 shares related to a Unit Subscription Agreement as discussed in Note 7.
Option Group C. Options equal to 1/7th of consultant’s total number of options shall vest on the date that The Company’s cumulative product sales total either (a) 100,000 units of Falcon interface units (not including end effectors or other accessories sold apart from a base unit) or (b) $20,000,000 in revenue to the Company. As of June 30, 2007, there were no options related to Option Group C earned and vested.
In addition, if after three years Consultant has not vested the 2/7ths options from Group B and C then whatever portion unvested will vest as if it had been part of the group A options. Therefore, on the third anniversary, 3/5ths of the total unvested options will vest and the remaining 2/5ths will vest over the next two years.
Bonus compensation — The Company will pay to Consultant an amount equal to 4% of the net proceeds to the Company of any sale of equity to a Consultant Source closing before the termination of this Agreement. The Company will pay to Consultant an amount equal to 20% of the gross revenue to the Company of any Consultant Sales, where Consultant Sales are sales of the Company products to parties that were first introduced to the Company by Consultant but only for so long as Consultant is actively promoting and driving sales to the party and actively managing the relationship with the party.
Although this consulting agreement has not been signed, the Company has paid and continues to pay Consultant under the terms of the agreement and the options were considered granted May 1, 2006.
On May 24, 2007, the Company granted this Consultant option to purchase Units consisting of 147,059 shares of common stock and warrants to purchase 147,059 shares of common stock at an exercise price of $1.50 per share. The option for each Unit has an exercise price of $1.02 per Unit which shall vest 49,020 on July 1, 2007; 49,020 on October 1, 2007; and 49,019 on January 1, 2008 which the Consultant has up to thirty (30) days to exercise such option from the each portion vest otherwise forfeit such option. The option related to these Units has been accounted for under EITF 96-18 whereby the vested portion will be valued at the end of each reporting period. For the six months ended June 30, 2007, the Company has recorded $47,447 as an expense associated with the vested portion of the options. Since the option is comprised of a share of common stock and warrant, each component has been separately valued using the Black-Scholes option pricing model. The assumptions used for valuing the common stock component under Black-Scholes are as follow: exercise price of $1.02; stock price of $0.99; term of 2 months; volatility of 157%; and discount rate of 5%. The assumptions used for valuing the warrant component under Black-Scholes are as follow: exercise price of $1.50; stock price of $0.99; term of 3 years and 2 months; volatility of 157%; and discount rate of 5%.

NOTE 7 — STOCKHOLDERS’ EQUITY
On June 19, 2007, the Company’s stockholders approved an increase in the authorized shares of common stock from 50,000,000 shares to 150,000,000 shares and to cancel the 4,000 authorized Series A Preferred Stock.
Conditionally Redeemable, Convertible Preferred Stock
On April 20, 2000, in connection with the license agreement with Sandia, the Company issued all 4,000 authorized shares of Series A conditionally redeemable, convertible preferred stock at $0.25 per share. The preferred stock was convertible into fully paid and non-assessable common stock as follows: at the holder’s option based on the conversion price in effect on the conversion date or automatically upon the closing of an IPO, which would result in 447,300 shares of common stock. The conversion price shall be (i) the subscription price ($100,000 when expressed as an aggregate amount or $25.00 per share when expressed on a per-share basis) divided by (ii) the conversion price in effect on the conversion date. Additionally, the Company is obligated to redeem the preferred shares, if there is no IPO or initial sale within 10 years from the issue date.
In connection with the effectiveness of the Company’s registration statement, on February 6, 2006 the Company issued 447,300 shares of common stock to Sandia for the conversion of the preferred stock in accordance with the agreement.
Accordingly, the Company accreted the fair value of the common stock conversion to retained earnings through the conversion date of February 6, 2006. When the Company was approved for public filing, it recognized an additional charge of $170,974 to retained earnings of the converted shares at the fair value as compared to the IPO price. The fair value of the stock on February 6, 2006 was estimated to be $1.00 per share.
Sale of Common Stock and Warrant
During January 2007, the Company sold 500,000 shares of common stock and warrants for 500,000 shares of common stock to 8 investors for a total of $500,000. The warrants have an exercise price of $1.00 per share and life of five years.
During May 2007, the Company issued a total of 99,447 shares of common stock to seven investors pursuant to provisions within their investment subscription agreements consummated in 2006 which provides for additional shares to be issued as an anti-dilutive measure which terminated in May 2007. These shares issued pursuant to the anti-dilutive measure will be accounted for as additional shares issued as part of the overall original sale of stock related to the investment subscription agreement during 2006. The par value of the 99,447 shares of common stock will recorded as a reduction to additional paid-in capital.
During May 2007, the Company sold 580,000 shares of common stock and warrants for 580,000 shares of common stock to 4 investors for a total of $580,000. The warrants have an exercise price of $1.50 per share and life of five years.
Unit Subscription Agreement
On March 5, 2007, the Company entered into a Unit Subscription Agreement (the “Agreement”) with 42 accredited investors (the “Purchasers”) pursuant to which the Company issued and sold $9,000,000 of Units, at a price of one dollar per Unit. Each Unit consists of one share of common stock, and one five-year warrant to purchase one share of common stock at an exercise price of $1.50. Accordingly, an aggregate of 9,000,000 shares of its common stock, and warrants to purchase 9,000,000 shares of common stock were issued (the “Financing”). The Financing closed on March 5, 2007. Under the terms of the Unit Subscription Agreement the Company may sell an additional 1,000,000 Units for $1,000,000 to a strategic investor, of which the Company closed on the sale of 580,000 units for $580,000 on May 11, 2007. Gross proceeds from the Financing to the Company were $9,000,000, of which $320,010 was paid to certain individuals who served as placement agents for the transaction and approximately $50,000 was paid to counsel for the Purchasers in connection with the transaction. In addition, the Company had netted a previously capitalized deferred offering cost totaling $54,354 towards the gross proceeds from the Financing. The Company granted warrants to purchase 320,000 shares of common stock with an exercise price of $1.50 to certain individuals who served as placement agents in the financing and options to purchase 173,419 shares of common stock with an exercise price of $1.00 to AF Double Eagle upon the closing of the Financing. These warrants and options have been accounted for as related offering costs. Mr. Tom Anderson, the Company’s Chief Executive Officer, invested $25,000 in the Financing.

As part of the terms of the Agreement, the Company entered into an Investor Rights Agreement among the Purchasers pursuant to which the Company has agreed to file a registration statement to register for resale the shares of common stock sold in the Financing, including the shares of common stock underlying the warrants, within 55 days following the closing of the Financing. Subject to certain exceptions, in the event the registration statement is not filed within such 55 day period or does not become effective within certain time periods set forth in the Investor Rights Agreement, the Company would be required to pay each purchaser in the Financing an amount in cash equal to 0.0333% of the sum of (i) the purchase amount paid by the Purchaser and (ii) the amount paid upon exercise of the warrants for each day the filing or effectiveness of the registration statement is delayed and, pursuant to the terms of the warrants, the Purchasers would be entitled to exercise their warrants pursuant to a cashless exercise formula. In addition, the Company has agreed not to grant any registration rights that are senior to the registration rights of the Purchasers for a period of two years from the closing date without the prior written consent of a majority of the Purchasers. The Company filed a Form SB-2 registration statement as required by the Agreement on May 24, 2007 and it became effective on June 19, 2007 within the required timeline of the Agreement.
NOTE 8 — RELATED PARTIES
On February 18, 2004, the Company granted to a significant shareholder for future services 125,000 options to purchase common stock at an exercise price of $0.66 per share. The options have a 5-year annual vesting provision. Options granted to consultants are valued each reporting period to determine the amount to be recorded as consultant expense in the respective period. As the options vest, they will be valued one last time on the vesting date and an adjustment will be recorded for the difference between the value already recorded and the current value on date of vesting. At June 30, 2007, the Company calculated the value of the options using the Black-Scholes model based on the following assumptions: a risk-free rate of 5.00%, volatility of 157%, estimated life of 10 years and a fair market value of $0.99 per share. At March 31, 2004, the Company calculated the initial value of the options using the Black-Scholes model based on the following assumptions: a risk-free rate of 4.05%, volatility of 91%, estimated life of 10 years and a fair market value of $1.00 per share. The vesting schedule is prorated over the reporting period, and $18,851 and $14,068, respectively, was recorded as consultant expense during the six months ended June 30, 2007 and 2006.
In March 2004, Normandie New Mexico Corporation, which is owned by the Chief Executive Officer (CEO) of Manhattan Scientific (a significant shareholder) who is also a member of the Company’s Board of Directors, entered into an agreement with the Company to provide consulting services in relation to business development and marketing support. Fees per the agreement are $6,250 per month. For the six months ended June 30, 2007 and 2006, the Company had paid $112,500 and $-0-, respectively, for these services. As of June 30, 2007, the Company owed $0 to Normandie New Mexico under the agreement.
On June 10, 2004, the Company granted 250,000 options to purchase common stock to one of the member of the Company’s Board of Directors for future consulting services at an exercise price of $0.66 per share. The options have a 5-year annual vesting provision. At June 30, 2004, the Company calculated the initial value of these options using the Black-Scholes model based on the following assumptions: a risk-free rate of 4.81%, volatility of 100%, estimated life of 10 years and a fair market value of $1.00 per share. At June 30, 2007, the Company calculated the value of the options using the Black-Scholes model based on the following assumptions: a risk-free rate of 5.00%, volatility of 157%, estimated life of 10 years and a fair market value of $0.98 per share. The vesting schedule is prorated over the reporting period, and approximately $21,102 and $52,875, respectively, was recorded as consultant expense during the six months ended June 30, 2007 and 2006.
NOTE 9 — SUBSEQUENT EVENTS
As noted in Note 4, the Company entered into an Intellectual Property Acquisition Agreement which the Company had issued 250,000 shares of common stock and paid $75,000 in July 2007 with regards to this agreement.
In July 2007, the Company issued 16,190 shares of common stock as a result of certain stock options having been exercised on a cashless basis at $0.25 per share.
In July 2007, the Company issued 19,942 shares of common stock for certain licensing fees.
In July 2007, the Company issued 5,233 shares of common stock for payment of accrued liabilities to a member of its audit committee.

Item 2. Management’s Discussion and Analysis or Plan of Operation
MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
Statements included in this management’s discussion and analysis of financial condition and results of operations, and in future filings by the company with the securities and exchange commission, in the company’s press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are “forward-looking statements” and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the company’s actual results and could cause the company’s actual financial performance to differ materially from that expressed in any forward-looking statement: (i) the extremely competitive conditions that currently exist in the market for companies similar to the company and (ii) lack of resources to maintain the company’s good standing status and requisite filings with the securities and exchange commission. The foregoing list should not be construed as exhaustive and the company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The following discussion should be read in conjunction with our financial statements and their explanatory notes included as part of this quarterly report.
I. OVERVIEW
We were initially incorporated in the State of New Mexico as Novint Technologies, Inc. in April 1999. On February 26, 2002, we changed our state of incorporation to Delaware by merging into Novint Technologies, Inc., a Delaware corporation. We have no subsidiaries and operate our business under Novint Technologies, Inc. We are a haptics technology company (haptics refers to your sense of touch). We develop, market and sell applications and technologies that allow people to use their sense of touch to interact with computers.
To date, we have derived the majority of our revenues developing professional applications for our customers. We have completed a number of contracts with companies such as Aramco, Lockheed Martin, Chrysler, Chevron, Sandia National Laboratories, The Falk Group and Woods Hole Oceanographic Institute.
Although we continue our operations in professional applications for our customers, we will begin to focus more of our attention in leveraging our computer touch technology to exploit opportunities in the consumer console and PC interactive computer games market. Using our haptics technology, games and applications will have the crucial missing “third sense” to human computer interaction. Users will be able to directly and intuitively feel the shape, texture, and physical properties of virtual objects using our computer touch software. Our haptic technology and related hardware for consumers will become the focus of our operations which we will devote majority of our resources to further developing, seeking new business relationships in the video game software developers and hardware manufacturers. We began selling our haptic product in June 2007 through our website at www.novint.com. We currently are selling one haptic product which is a haptic game controller device called the Novint Falcon marketed in a bundled package for $189 which includes several game software. Although our sales of the Novint Falcon during the 2nd quarter have been limited, we anticipate sales of the Novint Falcon to substantially increase in the next six months in 2007.
II. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
High-quality financial statements require rigorous application of accounting policies. Our policies are discussed in our financial statements for the quarter ended June 30 2007, and are considered by management to be critical for an understanding of our financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We review the accounting policies we use in reporting our financial results on a regular basis. As part of such review, we assess how changes in our business processes and products may affect how we account for transactions. We have not changed our critical accounting policies or practices during 2007. However, we are evaluating how improvements in processes and other changes in haptics technology and our emerging video games business may impact revenue recognition policies in the future.

REVENUE AND COST RECOGNITION — We recognize revenue from the sale of software products under the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2 generally requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative vendor specific objective evidence of fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, if the determination of vendor specific objective evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence does exist or until all elements of the arrangement are delivered.
Our revenue recognition policy is as follows:
Project revenue consists of programming services provided to unrelated parties under fixed-price contracts. Revenues from fixed price programming contracts are recognized in accordance with Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Accounting Research Bulletin (ARB) 45, Long-Term Construction-Type Contracts, using the percentage-of-completion method, measured by the percentage of costs incurred to date compared with the total estimated costs for each contract. Novint accounts for these measurements on the balance sheet under costs and estimated earnings in excess of billings on contracts and billings in excess of costs and estimated earnings on contracts. Provisions for estimated losses on uncompleted contracts are made and recorded in the period in which the loss is identified.
Revenue from product sales relates to the sale of the Novint Falcon haptic interface, which is a human-computer user interface (the Falcon). The Falcon allows the user to experience a sense of touch by holding onto a grip (handle) that is attached to the Falcon. The Falcon is manufactured by an unrelated party and is shipped to Novint at which point it becomes inventory. It is then shipped directly to customers from Novint at which point it is recognized as revenue.
IMPAIRMENT — In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
SOFTWARE DEVELOPMENT COSTS — We account for our software development costs in accordance with SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. This statement requires that, once technological feasibility of a developing product has been established, all subsequent costs incurred in developing that product to a commercially acceptable level be capitalized and amortized ratably over the estimated life of the product, which is 5 years. We have capitalized software development costs in connection with our haptic software beginning in 2000. Amortization is computed on the straight-line basis over the remaining life (five years) of our software platform.
STOCK BASED COMPENSATION — We account for stock based compensation in accordance with SFAS 123(R), Share-Based Payment which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases, related to a Employee Stock Purchase Plan based on the estimated fair values. We have used stock option awards in the past and continue to use them as a means of rewarding our employees and directors for their continued commitment and efforts in helping us execute our overall business plans.

RESULTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 2007 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2006
REVENUES. During the three months ended June 30, 2007, we had revenues of $65,663 as compared to revenues of $44,780 during the three months ended June 30, 2006, a increase of approximately 47%. During the three months ended June 30, 2007, our revenues were derived from the development of professional applications for customers totaling $30,173, and the sale of our haptic technology product totaling $35,490. In 2006, we redirected much of our attention in the development and completion of our haptics technology and hardware platforms for consumers. Our haptic game controller device product was launched in June 2007. We still generated revenues during both periods from developing professional applications. We will still continue to provide development of professional applications in future years but not at the level as prior years since we believe our future growth will be centered around our haptics technology and hardware platform for consumers.
COST OF GOODS SOLD AND GROSS PROFIT (LOSS). Cost of Goods Sold, which consists of the cost of the haptic technology products sold, materials purchased for resale to customers and the direct labor incurred for delivering on projects, were $57,699 for the three months ended June 30, 2007, compared to $37,888 for the three months ended June 30, 2006. During the three months ended June 30, 2007, our cost of goods sold comprised of cost associated from development of professional applications totaling $16,254, and costs associated with our haptic technology product totaling $41,445. Our overall gross profit percentage was approximately 12% for the three months ended June 30, 2007, compared to 16% for the three months ended June 30, 2006. For the three months ended June 30, 2007, our gross profit from our development of professional applications approximated 46% and gross loss from the sale of our haptics technology product approximated (17)%. Our gross loss experienced for the sale of our haptics technology product was a result to a lesser extent of such product having been initially distributed without any consideration for promotional and marketing purposes and to a greater extent a result of the Company having its initial shipments of the haptics technology product sent utilizing air shipment delivery in order to meet its June 18, 2007 launch date. The Company may use air shipment delivery in the future, but does not intend to as a standard operating procedure.
RESEARCH AND DEVELOPMENT EXPENSES Research and development totaled $387,071 for the three months ended June 30, 2007 compared to $73,704 for the three months ended June 30, 2006, an increase of $313,367 or 425%. Our research and development for 2007 increased as development was completed for the various software applications of our haptics technology. We anticipate our research and development expenses to remain at the current levels as we continue to develop new software associated with the haptics technology product.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $1,019,277 for the three months ended June 30, 2007, compared to $551,963 for the three months ended June 30, 2006, an increase of $467,314 or 85%. The increase in general and administrative expenses compared to the prior year was primarily related to the activity to prepare for the launch of haptic technology sales. Business and professional fees increased approximately $383,000 for business development consulting during 2007. Payroll and other overhead expenses increase approximately $211,000 as we prepared to bring our haptic technology out to market during latter part of the 2nd quarter of 2007. We anticipate such expenses to continue to increase as a result of the commencement sales of our haptic technology product during 2007.
SALES AND MARKETING EXPENSE Sales and marketing expense totaled $224,697 for the three months ended June 30, 2007 compared to $60,087 for the three months ended June 30, 2006, a increase of $164,610 or 274%. The increase was primarily contributed to website development, trade show expenses and professional fees for a public relations firm. We anticipated such expenses to increase during 2007 as we bring our haptic technology out to market.
LOSS FROM OPERATIONS: We had a Loss from Operations of $1,691,010 for the three months ended June 30, 2007, compared to a Loss from Operations of $704,063 for the three months ended June 30, 2006. Our operating losses have increased as a result of the increase in our operating expenses as described above.

NET LOSS. We had a net loss of $1,611,133, or $0.05 per share, for the three months ended June 30, 2007, compared to $872,045, or $0.05 per share, for the three months ended June 30, 2006. Our net losses increased as a result of the increase in our operating expenses as described above. Additionally, our interest expense decreased $167,946, and we had interest income of $79,913, since all debt was eliminated in the first quarter of 2007.
SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2006
REVENUES. During the six months ended June 30, 2007, we had revenues of $194,394 as compared to revenues of $83,561 during the six months ended June 30, 2006, a increase of approximately 133%. During the six months ended June 30, 2007, our revenues were derived from the development of professional applications for customers, and the sale of our Haptic technology product. In 2006, we redirected much of our attention in the development and completion of our haptics technology and hardware platforms for consumers. Our haptic game controller device product was launched in June 2007. We still generated revenues during both periods from developing professional applications. We will still continue to provide development of professional applications in future years but not at the level as prior years since we believe our future growth will be centered around our haptics technology and hardware platform for consumers.
COST OF GOODS SOLD AND GROSS PROFIT (LOSS). Cost of Goods Sold, which consists of the cost of the haptic technology products sold, materials purchased for resale to customers and the direct labor incurred for delivering on projects, were $165,180 for the six months ended June 30, 2007, compared to $63,567 for the six months ended June 30, 2006. During the six months ended June 30, 2007, our cost of goods sold comprised of cost associated from development of professional applications totaling $123,735, and cost associated with our haptic technology product totaling $41,445. Our overall gross profit percentage was approximately 15% for the six months ended June 30, 2007, compared to 23% for the six months ended June 30, 2006. For the six months ended June 30, 2007, our gross profit from our development of professional applications approximated 22% and gross loss from the sale of our haptics technology product approximated (17)%. The decrease in gross profit percentage was primarily related to our gross loss on the sale of the haptics technology product during the three months ended June 30, 2007.
RESEARCH AND DEVELOPMENT EXPENSES Research and development totaled $622,641 for the six months ended June 30, 2007 compared to $163,544 for the six months ended June 30, 2006, an increase of $459,097 or 281%. Our research and development for 2007 increased as development was completed for the various software applications of our haptics technology. We anticipate our research and development expenses to remain at the current levels as we continue to develop new software associated with the haptics technology product.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $2,570,567 for the six months ended June 30, 2007, compared to $1,020,990 for the six months ended June 30, 2006, an increase of $1,549,577 or 152%. The increase in general and administrative expenses compared to the prior year was primarily related to the activity to prepare for the launch of haptic technology sales. Business and professional fees increased approximately $1,275,000 for business development consulting during 2007. Payroll and other overhead expenses increase approximately $346,000 as we prepared to bring our haptic technology out to market during latter part of the 2nd quarter of 2007. We anticipate a continued increase in payroll and other overhead expenses for the remaining periods in 2007 as we fully commence the sales of our haptics technology product.
SALES AND MARKETING EXPENSE Sales and marketing expense totaled $318,049 for the six months ended June 30, 2007 compared to $86,435 for the six months ended June 30, 2006, a increase of $231,614 or 268%. The increase was primarily contributed to website development, trade show expenses and professional fees for a public relations firm. We anticipated such expenses to increase during 2007 as we continue to bring our haptic technology out to market.

LOSS FROM OPERATIONS: We had a Loss from Operations of $3,591,160 for the six months ended June 30, 2007, compared to a Loss from Operations of $1,300,873 for the six months ended June 30, 2006. Our operating losses have increased as a result of the increase in our operating expenses as described above.
NET LOSS. We had a net loss of $3,627,332, or $0.13 per share, for the six months ended June 30, 2007, compared to $1,672,756, or $0.09 per share, for the six months ended June 30, 2006. Our net losses increased as a result of the increase in our operating expenses as described above. Additionally, our interest expense decreased $57,189, and we had interest income of $107,548 in 2007, since all debt was eliminated in the first quarter of 2007.
LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 2007, the Company had total current assets of $7,669,558 and total current liabilities of $975,755, resulting in a working capital surplus of $6,693,803. As of June 30, 2007, the Company had cash and cash equivalents totaling $5,178,256. Our cash flows to operating activities for the six months ended June 30, 2007 was $2,442,729. Our cash flows to investing activities for the six months ended June 30, 2007 was $2,477,109. Our cash flows from financing activities for the six months ended June 30, 2007 was $9,842,626. Overall, the Company’s cash flows for the six months ended June 30, 2007, netted a surplus of $4,922,788. During the six months ended June 30, 2007, the Company raised approximately $10,080,000 from the sale of shares of common stock with warrants through an equity agreement and exercise of stock purchase warrants. This recent equity raised should allow the Company to further develop its haptics technology, and seek and develop strategic partnerships with game publishers and hardware manufacturers that will utilize the Company’s haptics technology. The Company believes that it has sufficient capital and existing equity financing arrangements, as result of the equity raise, to sustain its operations beyond twelve months and execute its current business plans with respect to the haptics technology.

Item 3. Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our President, Chief Executive Officer, and Acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based upon that evaluation, our President, Chief Executive Officer, and Acting Chief Financial Officer concluded that the our disclosure controls and procedures are effective to ensure the information required to be disclosed by us in reports filed or submitted under the Exchange Act were timely recorded, processed and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
There have been no significant changes in our internal controls over financial reporting or in other factors which occurred during the last quarter covered by this report, which could materially affect or are reasonably likely to materially affect our internal controls over financial reporting.